Exhibit 1.02

Exhibit 1.02 to Form SD

AMSC CONFLICT MINERALS REPORT

For the Year Ended December 31, 2013

OVERVIEW

This Conflict Minerals Report includes a discussion of the due diligence procedures performed, the ultimate determination of origin and conflict status reached, and the disclosures required by the Securities and Exchange Commission (“SEC”). AMSC is required to file this Conflict Minerals report with the SEC’s adopted Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) because based on our reasonable country of origin and further due diligence, we were not able to determinate that our Conflict Minerals did not originate in the Democratic Republic of Congo (“DRC”) or certain countries that share an internationally-recognized border with the DRC (each, an “adjoining country”). Our reasonable country of origin inquiry indicates a finding of DRC conflict undeterminable is appropriate in light of our efforts to ascertain if materials used in our products originate in covered countries. Covered countries are defined by Section 1502 of the SEC’s Dodd-Frank Wall Street Reform and Consumer Protection Act (“Act”). The Act was signed into law on July 21, 2010. Covered countries include the Democratic Republic of the Congo, Angola, Burundi, Central African, Tanzania, Uganda, and Zambia.

AMSC determined that some of the materials used in the production of its products do not contain conflict materials. However, our country of origin inquiry concluded that the origin of the remainder of the materials could not be determined. The Company’s overall determination is a result of effort through March 31, 2014. Our effort continues as fully described below. As a result the Company proceeds to undertake due diligence in accordance with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas (Second Edition)(including the supplements on Gold and on Tin, Tungsten and Tantalum). (“OECD Framework”) being adopted, and described below, and will continue to do so on the source of custody of the materials described as conflict minerals used in the production of our products that we manufacture across the globe.

The OECD Framework provides detailed steps, a model, and suggested measures for implementing an ongoing, proactive and reactive process through which companies can ensure they respect human rights and do not contribute to conflict by following a prescribed approach to due diligence surrounding the preparation of a Conflict Minerals Report.

The Company has disclosed the information above, along with a copy of this Conflict Minerals Report, on its website, http://ir.amsc.com/governance.cfm.

AMSC

64 Jackson Road | Devens MA 01434 | +1 (978) 842-3000

www.amsc.com

DUE DILIGENCE

The Company’s due diligence process being implemented and described earlier materially follows the OECD Framework designed using their proscribed standards. As due diligence progresses, modifications are made to improve all facets of our process from our product assessment, due diligence, and reporting.

Phase one included a comprehensive screening of our product families. The product families include Grid products and Wind products, which also represent our reporting segments. Our Grid products include D-VAR® Systems and Superconductor Wire and associated applications. Our Wind products include Electrical Control Systems. Descriptions of each product can be found under “Product Descriptions”.

Phase two included AMSC engineers’ conducting a detailed bill of material review to ascertain if any of our components contain or are believed to contain tin, tantalum, tungsten or gold (3TG).

Purchased parts or components that are not believed to contain 3TG minerals via engineering review are confirmed by our suppliers to be absent of minerals described as 3TG conflict minerals.

AMSC uses the supplier traceability reporting format developed by the Electronic Industry Citizenship Coalition (“EICC”), a US-based electronics manufacturing trade association in 2010.

Purchased parts or components that are believed to contain 3TG minerals via engineering review are required by the supply chain to disclose the source of origin using the EICC reporting template detailing the unique smelter ID number of every source of material procured. Disclosure requests are first primarily requested of suppliers based on delivery quantities from the supplier in addition to the period deliveries were received. Current products manufactured in the last year and related deliveries are prioritized based on quantities used in production and the likelihood suppliers are available to respond.

Disclosures from our suppliers that are received are reviewed for completeness, consistency and accuracy based on known smelter capabilities and locations. This is performed by our supply chain teams assigned to each of the described product families. Efforts to obtain non responding disclosures are typically made through second requests and follow up calls.

Responses received from suppliers in North America are generally more complete and often indicate that they are conflict free than those from other parts of the world. Due to the unpredictability of response rates and the completeness of the responses, the Company continues to examine and update its due diligence process. A significant portion of our supply chain is not required to file reports with the SEC under Sections 13(a) or 14(b) of the Securities Exchange Act of 1934, and is therefore not concerned by reporting obligations pursuant to Rule 13p-1.

Steps being taken and additional steps under consideration since the end of the covered period to mitigate the risk that its necessary conflict minerals benefit armed groups, including any steps to improve its due diligence include but are not limited to:

•	Continuous risk based evaluation of bills of material to confirm suspect materials;

•	Risk based selection of suppliers providing suspect materials for current products;

AMSC

64 Jackson Road | Devens MA 01434 | +1 (978) 842-3000

www.amsc.com

•	Requesting declarations and after a reasonable period with no response, second requests;

•	Performing detailed inspections of responses and following up on inconsistencies, missing information, or possible inaccuracies of information; and

•	For suppliers not responding to second requests, phone call follow ups and in limited cases considering on site visits to suppliers.

PRODUCT DESCRIPTIONS

Our Grid products include:

•	D-VAR® Systems. D-VAR® systems can provide the reactive power needed to stabilize voltage on the grid. These systems also can be used to connect wind farms and solar power plants to the power grid seamlessly as well as to protect certain industrial facilities against voltage swells and sags.

•	Superconductor Wire and Applications. Using a compound of yttrium barium copper oxide (“YBCO”), we manufacture and provide superconductor wire that can conduct many times more electricity than conventional conductors with no power loss. This wire can be incorporated into a variety of applications that we market, including: Resilient Electric Grid Systems and Standalone Fault Current limiters.

Our Wind products include:

•	Electrical Control Systems. Our electrical control systems regulate voltage, control power flows and maximize wind turbine efficiency, among other functions. Our electrical control systems contain our PowerModule™ power electronic converters, which incorporate power semiconductor devices that switch, control and move large amounts of power faster and with far less disruption than the electromechanical switches historically used.

DEFINITIONS

CONFLICT MINERALS

The term conflict minerals means:

(i)	Columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives which are limited to tantalum, tin, and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or an adjoining country; or

(ii)	Any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

DRC CONFLICT FREE

The term DRC conflict free means that the product does not contain conflict minerals necessary to the functionality or production of that product that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country. Conflict minerals that a registrant obtains from recycled or scrap sources are considered DRC conflict free.

AMSC

64 Jackson Road | Devens MA 01434 | +1 (978) 842-3000

www.amsc.com

The term armed group means an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 (22 U.S.C. 2151n(d) and 2304(b)) relating to the Democratic Republic of the Congo or an adjoining country.

DRC CONFLICT UNDETERMINABLE

The term DRC conflict undeterminable means, with respect to any product manufactured or contracted to be manufactured by an registrant, that the registrant is unable to determine, after exercising due diligence as required, whether or not such product qualities as DRC conflict free.

AMSC

64 Jackson Road | Devens MA 01434 | +1 (978) 842-3000

www.amsc.com